SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

Corporate Taxpayer ID (CNPJ): 01.832.635/0001-18

Company Registry (NIRE): 35.300.150.007

Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING  HELD ON DECEMBER 23 2011

PLACE, TIME AND VENUE: On December 23, 2011, at 2:00 p.m., at the company’s headquarters at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, in the city and state of São Paulo.

CALL NOTICE: The call notice was published in the Official Gazette of the State of São Paulo, issues of December 8, 9 and 10, 2011 and in the newspaper Valor Econômico in the editions of December 8, 9 and 12, 2011.

PRESIDING BOARD: Marco Antonio Bologna – CEO presided over the meeting with Luiz Cláudio Mattos de Aguiar acting as Secretary.

OPENNING: The CEO verified the presence of shareholders representing more than two thirds of shares with voting rights and 14.2% of the free float, as established by the Level 2 Regulations for Differentiated Corporate Governance Practices of the BM&FBOVESPA (“Level 2 Regulations”), as registered in the Shareholders’ Attendance Book. Due to the presence of shareholders representing 14.2% of the Company’s free float, the matters on item (i)  of the agenda  will only be submitted to vote in a second call, to be opportunely called within a period of eight (8) days, pursuant to Article 124, paragraph 1, item II of Law 6404/76.

AGENDA: (i) To resolve on the selection of one of the following valuation firms appointed by the Board of Directors at the meeting held on December 6, 2011, pursuant to item 10.1.1 of the Level 2 Regulations for Differentiated Corporate Governance Practices of the BM&FBOVESPA (“Level 2 Regulations”): (a) Crédit Agricole Corporate Finance Brasil Consultoria Financeira Ltda., financial institution with headquarters at Al. Itu, 852, 16º andar, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 00.697.097/0001-33; (b) Banco Santander (Brasil) S.A., financial institution with headquarters at Av. Presidente Juscelino Kubitschek, 2235, 1º mezanino, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 90.400.888/0001-42; and (c) Jefferies & Company, Inc., financial institution with headquarters at 520 Madison Avenue, New York, USA; or, alternatively to selecting one of the abovementioned institutions, the approval, at the same meeting, by the Company’s Board of Directors, of LAN Airlines S.A.’s appraisal report prepared by Banco Bradesco BBI S.A., financial institution with headquarters at Cidade de Deus, s/n., in the city of Osasco, state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 06.271.464/0001-19 (“Bradesco”), pursuant to Article 4, paragraph 4 of Law 6404/76 and item 10.1.1 of the Level 2 Regulations; and (ii) To resolve on the amendment of the company’s bylaws to adjust it to the new Level 2 Regulations that will become effective as presented in Attachment I, which is  an integral and inseparable part of these minutes (”Attachment I”).

RESOLUTIONS: After discussing the matters on item (ii)  of the agenda and having provided all the clarifications requested, the majority of the attending shareholders with voting rights approved the amendment of the company’s bylaws, which will be effective as presented in Attachment I.

CLOSURE:  There being no further matters to discuss and as no one wished to take the floor, the meeting was adjourned for the drawing up of these minutes in summary format, pursuant to paragraph 1 of Article 130 of Law 6404/76, which were read, approved and signed by all present. São Paulo, December 23, 2011. (aa) Marco Antonio Bologna – CEO presided over the meeting, Luiz Claudio Mattos de Aguiar – Secretary. Shareholders: Carlos Eduardo Fujita, representing the shareholders: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro e João Francisco Amaro; Anderson Carlos Koch, representing the shareholders: NORGES BANK, VANGUARD INVESTMENT SERIES, PLC, STATE OF WYOMING, WYOMING STATE TREASURER, T ROWE PRICE FUNDS SICAV, VANGUARD TOTAL INTL ST INDEX FUND, A SERIES OF VANG STAR FUNDS, SBC MASTER PENSION TRUST, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CF DV EMERGING MARKETS STOCK INDEX FUND, COLLEGE RETIREMENT EQUITIES FUND, COUNTRY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTRY, DOMINION RESOURCES INC. MASTER TRUST, EATON VANCE COLLECTIVE INVESTMETN TRUST FOR EMPLOYEE BENEFIT PLANS – EMERGING MARKETS EQUITY FUND, EATON VANCE INT (IRELAND) E PLC ON BEHALF OF EATON VANCE INT (IR) PPA EM MKTS EQ FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, EMERGING MARKETS INDEX FUND E, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, FIDELITY FIXED-INCOME TRUST: SPARTAN EMERGING MARKETS INDEX FUND, FIDELITY FIXED-INCOME TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, FUTURE FUND BOARD OF GUARDIANS, IBM 401(K) PLUS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, ISHARES MSCI EMERGING MARKETS INDEX FUND, ISHARES MSCI BRASIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, JOHN HANCOCK FUNDS II: INTERNACIONAL EQUITY INDEX FUND, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A, JONH HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B, MANAGED PENSION FUNDS LIMITED, MELLON BANK N. A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, MICROSOFT GLOBAL FINANCE MINISTRY OF STRATEGY AND FINANCE, NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED, NEW ZEALAND SUPERANNUATION FUND, NORTHERN TRUST INVESTMENT FUNDS PLC, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE STREET BANK AND TRUST CO INV FUNDS FOR TAX EXEMPT RETIREMENT PLANS, STATE STREET EMERGING MARKETS, THE BANK OK KOREA, THE BRAZIL VALUE AND GROWTH FUND, THE GOVERNMENT OF THE PROVINCE OF ALBERTA, THE MASTER TRUST BK OF JP.LTD.AS T F N T ALL C W EQ INV INDEX F (TAX EX Q INS INV ONLY), THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE TEXAS EDUCATION AGENCY, TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, UPS GROUP TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL WORD EX-US INDEX FUND, A SERIES OF VAN INTER EQUITY INDEX FUNDS, VANGUARD TOTAL WORLD STOCK I FUND, A SER OF VANGUARD INTERN EQUITY INDEX FUNDS; Sra. Ana Himmelstein Capelhuchnik, representing the shareholders: CREDIT SUISSE INTERNACIONAL, CREDIT SUISSE PRÓPRIO FUNDO DE INVESTIMENTO DE AÇÕES; Sr. Victor L. Rocha Azevedo, representing the shareholder: ARBELA FUNDO DE INVESTIMENTOS EM AÇÃO e Sérgio Feijão Filho, shareholder.

This is a free translation of the original minutes filed in the Company’s records.

______________________________
Luiz Cláudio Mattos de Aguiar
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.